UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

STATEMENT BY GIUSEPPE MORCHIO, FIAT’S CHIEF EXECUTIVE OFFICER

The agreements signed today by Fiat and General Motors are very important since they address a subject, the put option, which has recently received great attention by the financial community and the media. At the same time, they pave the way for an in-depth analysis of the development of the strategic alliance between the two Groups.

The relationships between the two Groups became clearer after the position recently undertaken by General Motors: GM has in fact expressed doubts concerning the possibility for Fiat to exercise the put, while we regard this option as absolutely effective.

The agreements reaffirm the strong willingness of the two partners to continue to develop their current industrial ventures and search new cooperation opportunities.

Concurrently with the industrial operations, the Groups will enter discussions to start a review process of the Master Agreement with no prejudice to the interests of the partners and their stockholders.

We have one year ahead of us to redefine the agreements with GM. This will enable Fiat to bring forward the Relaunch Plan with firm determination and without uncertainty as for the relationship with our partner.

Today’s agreements are part of the strategic path we took to implement our Relaunch Plan, whose major steps include: a focus on the automotive sectors; the divestiture of non-core operations which have secured, together with the capital increase, the necessary financial resources; the strengthening of the Group’s and Operating Sectors’ management structure and a faster pace in the introduction of new products which are being extremely well received.

Turin, October 26, 2003

Fiat and General Motors Announce Agreements
Relating to Their Strategic Alliance

Fiat S.p.A. (NYSE: FIA) and General Motors Corp. (NYSE: GM, GMH) announced today certain agreements relating to their ongoing strategic alliance. The first agreement shifts the put period by one year, from January 24, 2004 to July 24, 2009 of the Master Agreement, to January 24, 2005 to July 24, 2010. The second agreement precludes the parties from initiating legal proceedings relating to the Master Agreement until December 15, 2004, while preserving their respective rights.

General Motors and Fiat continue to believe that the joint ventures between Fiat Auto and General Motors are working well, generating synergies, and that both parties would like to see expanded cooperation. General Motors has alleged that the sale of certain assets of the financing business of Fiat Auto and the capital increase of Fiat Auto Holdings, carried out by Fiat, constitute breaches of the Master Agreement entitling General Motors to terminate the Master Agreement and with it the put option.

Fiat contends that both of these transactions were wholly proper and did not violate the Master Agreement or any of General Motors’ rights. Fiat regards the put option as effective and exercisable in accordance with the provisions of the Master Agreement. The Amendment and the Standstill Agreements have been executed in the context of ongoing discussions between Fiat and General Motors regarding the re-defining of the structure of the strategic alliance in order to permit their industrial cooperation to continue constructively and resolve both parties’ concerns.

*****

The Board of Directors of Fiat S.p.A., chaired by Mr. Umberto Agnelli, has authorized today the entering into the above mentioned agreements. The text of both agreements and of the Master Agreement are available on www.fiatgroup.com and http://media.gm.com

Turin/Detroit, October 26, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 26, 2003

FIAT S.p.A.

	BY:	/s/ Enrico Zecchini Enrico Zecchini Power of Attorney